FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 09, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS

SEPTEMBER 30, 2012

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2012	2011	2012	2011
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,657,069	2,494,840	8,075,910	7,221,927
Cost of sales	3 & 4	(1,658,967)	(1,563,520)	(4,964,776)	(4,534,895)
Gross profit		998,102	931,320	3,111,134	2,687,032
Selling, general and administrative expenses	3 & 5	(458,716)	(464,419)	(1,389,514)	(1,384,396)
Other operating income (expense), net	3 & 10 b)	44,174	1,654	49,027	4,303
Operating income		583,560	468,555	1,770,647	1,306,939
Interest income	6	9,413	5,547	24,702	19,747
Interest expense	6	(18,247)	(14,073)	(40,860)	(39,362)
Other financial results	6	(15,154)	28,019	(18,549)	16,669
Income before equity in earnings of associated companies and income tax		559,572	488,048	1,735,940	1,303,993
Equity in earnings of associated companies		14,406	1,514	44,624	48,519
Income before income tax		573,978	489,562	1,780,564	1,352,512
Income tax		(136,491)	(124,074)	(429,490)	(358,124)
Income for the period		437,487	365,488	1,351,074	994,388

Attributable to:
Equity holders of the Company		436,431	324,991	1,341,360	931,583
Non-controlling interests		1,056	40,497	9,714	62,805
		437,487	365,488	1,351,074	994,388

Earnings per share attributable to the equity holders of the Company during the period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.37	0.28	1.14	0.79
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.74	0.55	2.27	1.58

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Income for the period	437,487	365,488	1,351,074	994,388
Other comprehensive income:
Currency translation adjustment	20,746	(466,628)	(20,766)	(231,136)
Changes in the fair value of derivatives held as cash flow hedges	20,715	(18,389)	279	(12,599)
Share of other comprehensive income of associates:
- Currency translation adjustment	(5,396)	(36,776)	(96,741)	(31,127)
- Changes in the fair value of derivatives held as cash flow hedges	(335)	447	416	1,279
Income tax relating to components of other comprehensive income (*)	1,049	(1,090)	(683)	(2,762)
Other comprehensive income for the period, net of tax	36,779	(522,436)	(117,495)	(276,345)
Total comprehensive income for the period	474,266	(156,948)	1,233,579	718,043

Attributable to:
Equity holders of the Company	473,052	(125,295)	1,229,789	695,205
Non-controlling interests	1,214	(31,653)	3,790	22,838
	474,266	(156,948)	1,233,579	718,043

 (*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2012		At December 31, 2011
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,327,490		4,053,653
Intangible assets, net	9	3,242,640		3,375,930
Investments in associated companies	11	1,104,436		670,248
Other investments		2,567		2,543
Deferred tax assets		222,758		234,760
Receivables		129,903	9,029,794	133,280	8,470,414
Current assets
Inventories		2,988,690		2,806,409
Receivables and prepayments		278,126		241,801
Current tax assets		182,832		168,329
Trade receivables		1,919,482		1,900,591
Available for sale assets	13	21,572		21,572
Other investments		888,760		430,776
Cash and cash equivalents		787,540	7,067,002	823,743	6,393,221
Total assets			16,096,796		14,863,635
EQUITY
Capital and reserves attributable to the Company’s equity holders			11,172,365		10,506,227
Non-controlling interests			179,541		666,716
Total equity			11,351,906		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	11	599,053		149,775
Deferred tax liabilities		781,588		828,545
Other liabilities		206,340		233,653
Provisions		67,499		72,975
Trade payables		1,222	1,655,702	2,045	1,286,993
Current liabilities
Borrowings		1,343,059		781,101
Current tax liabilities		256,893		326,480
Other liabilities		385,860		305,214
Provisions		20,899		33,605
Customer advances		160,188		55,564
Trade payables		922,289	3,089,188	901,735	2,403,699
Total liabilities			4,744,890		3,690,692
Total equity and liabilities			16,096,796		14,863,635

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the period	-	-	-	-	-	1,341,360	1,341,360	9,714	1,351,074
Currency translation adjustment	-	-	-	(13,673)	-	-	(13,673)	(7,093)	(20,766)
Hedge reserve, net of tax	-	-	-	-	(1,492)	-	(1,492)	1,088	(404)
Share of other comprehensive income of associates	-	-	-	(96,741)	335	-	(96,406)	81	(96,325)
Other comprehensive income for the period	-	-	-	(110,414)	(1,157)	-	(111,571)	(5,924)	(117,495)
Total comprehensive income for the period	-	-	-	(110,414)	(1,157)	1,341,360	1,229,789	3,790	1,233,579
Acquisition of non-controlling interests (see Note 11)	-	-	-	-	(268,517)	-	(268,517)	(490,060)	(758,577)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(905)	(296,039)
Balance at September 30, 2012	1,180,537	118,054	609,733	(321,780)	(259,986)	9,845,807	11,172,365	179,541	11,351,906

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	931,583	931,583	62,805	994,388
Currency translation adjustment	-	-	-	(190,232)	-	-	(190,232)	(40,904)	(231,136)
Hedge reserve, net of tax	-	-	-	-	(16,298)	-	(16,298)	937	(15,361)
Share of other comprehensive income of associates	-	-	-	(31,127)	1,279	-	(29,848)	-	(29,848)
Other comprehensive income for the period	-	-	-	(221,359)	(15,019)	-	(236,378)	(39,967)	(276,345)
Total comprehensive income for the period	-	-	-	(221,359)	(15,019)	931,583	695,205	22,838	718,043
Acquisition of non-controlling interests	-	-	-	-	(1,940)	-	(1,940)	(14,639)	(16,579)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(11,699)	(259,612)
Balance at September 30, 2011	1,180,537	118,054	609,733	(112,940)	(4,489)	8,553,477	10,344,372	644,721	10,989,093

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of September 30, 2012 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Note	2012	2011
Cash flows from operating activities		(Unaudited)
Income for the period		1,351,074	994,388
Adjustments for:
Depreciation and amortization	8 & 9	420,597	400,465
Income tax accruals less payments		(126,196)	109,933
Equity in earnings of associated companies		(44,624)	(48,519)
Interest accruals less payments, net		(24,382)	(28,455)
Changes in provisions		(18,182)	10,319
Changes in working capital		(55,708)	(492,611)
Other, including currency translation adjustment		11,237	(118,460)
Net cash provided by operating activities		1,513,816	827,060

Cash flows from investing activities
Capital expenditures	8 & 9	(587,890)	(673,930)
Acquisitions of subsidiaries and associated companies	11	(510,825)	-
Proceeds from disposal of property, plant and equipment and intangible assets		3,798	3,339
Dividends and distributions received from associated companies		18,708	17,229
Changes in investments in short term securities		(457,984)	41,986
Net cash used in investing activities		(1,534,193)	(611,376)

Cash flows from financing activities
Dividends paid		(295,134)	(247,913)
Dividends paid to non-controlling interest in subsidiaries		(905)	(11,699)
Acquisitions of non-controlling interests	11	(758,577)	(16,579)
Proceeds from borrowings		1,705,377	713,518
Repayments of borrowings		(682,230)	(715,262)
Net cash used in financing activities		(31,469)	(277,935)

Decrease in cash and cash equivalents		(51,846)	(62,251)
Movement in cash and cash equivalents
At the beginning of the period		815,032	820,165
Effect of exchange rate changes		11,809	(3,798)

Decrease in cash and cash equivalents		(51,846)	(62,251)
At September 30,		774,995	754,116

		At September 30,
Cash and cash equivalents		2012	2011
Cash at banks, liquidity funds and short-term investments		787,540	764,787
Bank overdrafts		(12,545)	(10,671)
		774,995	754,116

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan Subsidiaries
14	Subsequent event

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 7, 2012.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2011. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Condensed Interim Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $28.3 million in Cost of sales and $3.9 million in Selling, general and administrative expenses respectively for the nine-month period ended September 30, 2011).

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A. or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

2	Accounting policies and basis of presentation (Cont.)

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries other than the Italian and Brazilian have the U.S. dollar as their functional currency.

3	Segment Information

Following the acquisition of the non-controlling interests in Confab Industrial S.A. (Confab) and its further delisting, the Company has changed its internal organization and therefore combined  the Tubes and Projects segment.

The Projects segment operations mainly comprised the operations of Confab in Brazil. The business in Brazil has changed with the development of the Brazilian offshore pre-salt projects. Historically, most of Projects sales were of line pipe for onshore pipelines and equipment for petrochemical and mining applications, but now, the company is positioning itself as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris position in Brazil, the Company acquired the non-controlling interest and delisted Confab, changing its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as of September 2012, after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total sales in 2011, have been reclassified to Others.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

3	Segment Information (Cont.)

-  The sales of energy and surplus raw materials, are considered as lower cost of goods sold, while under IFRS are considered as revenues.

-  Other timing and no significant differences.
Reportable operating segments

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month period ended September 30, 2012	Tubes	Other	Total
Management View
Net Sales	7,444,328	578,647	8,022,975
· Sales of energy and surplus raw materials	881	52,054	52,935
IFRS - Net Sales	7,445,209	630,701	8,075,910

Management View
Operating income	1,538,252	91,547	1,629,799
· Differences in cost of sales and others	(11,923)	1,918	(10,005)
· Depreciation and amortization (**)	153,294	(2,441)	150,853
IFRS - Operating income	1,679,623	91,024	1,770,647
Financial income (expense), net			(34,707)
Income before equity in earnings of associated companies and income tax			1,735,940
Equity in earnings of associated companies			44,624
Income before income tax			1,780,564

Capital expenditures	574,221	13,669	587,890
Depreciation and amortization	407,054	13,543	420,597

	(Unaudited)
Nine-month period ended September 30, 2011 (*)	Tubes	Other	Total

IFRS
Net Sales	6,586,107	635,820	7,221,927
Operating income	1,200,470	106,469	1,306,939
Financial income (expense), net			(2,946)
Income before equity in earnings of associated companies and income tax			1,303,993
Equity in earnings of associated companies			48,519
Income before income tax			1,352,512

Capital expenditures	667,917	6,013	673,930
Depreciation and amortization	387,365	13,100	400,465

(*) Comparative amounts have been reclassified to disclose the information according to the reporting segment the Company is organized as of September 30, 2012.

(**) Depreciation and amortization under Management view is approximately  $151 million higher, mainly because goodwill and other intangible assets with indefinite useful lives are amortized in  a 10 year period (approximately $96 million). In addition, customer relationships is also amortized in a fixed period of 10 years under Management view (approximately $31 million).

Net income under Management view amounted to $1.071 million, while under IFRS amounted to $1.351 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investment in associated companies.

3Segment Information (Cont.)

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Nine-month period ended September 30, 2012
Net sales	4,043,952	1,936,220	836,547	888,562	370,629	8,075,910
Depreciation and amortization	233,885	77,482	86,148	5,578	17,504	420,597
Capital expenditures	264,393	162,393	145,317	5,433	10,354	587,890

Nine-month period ended September 30, 2011
Net sales	3,122,603	1,886,460	839,378	960,245	413,241	7,221,927
Depreciation and amortization	211,529	78,622	88,491	1,318	20,505	400,465
Capital expenditures	410,356	118,701	121,699	12,784	10,390	673,930

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4	Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Inventories at the beginning of the period	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	3,289,857	3,231,953
Increase in inventory due to business combinations	1,486	-
Services and fees	331,227	268,064
Labor cost (see Note 2)	930,428	864,925
Depreciation of property, plant and equipment	246,248	233,968
Amortization of intangible assets	5,422	3,892
Maintenance expenses	189,266	159,886
Allowance for obsolescence	42,862	5,833
Taxes	4,830	3,883
Other	105,431	74,306
	5,147,057	4,846,710

Less: Inventories at the end of the period	(2,988,690)	(2,772,199)
	4,964,776	4,534,895

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Services and fees	160,112	164,494
Labor cost (see Note 2)	420,706	404,070
Depreciation of property, plant and equipment	10,465	8,809
Amortization of intangible assets	158,462	153,796
Commissions, freight and other selling expenses	414,864	403,461
Provisions for contingencies	6,435	37,917
Allowances for doubtful accounts	2,725	5,233
Taxes	122,536	109,304
Other	93,209	97,312
	1,389,514	1,384,396

6	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
Interest income	24,702	19,747
Interest expense (*)	(40,860)	(39,362)
Interest net	(16,158)	(19,615)
Net foreign exchange transaction results	(12,111)	63,812
Foreign exchange derivatives contracts results (**)	3,872	(42,276)
Other	(10,310)	(4,867)
Other financial results	(18,549)	16,669
Net financial results	(34,707)	(2,946)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swap losses of $5.2 million for the nine-month period ended September 30, 2011.

(**) Includes a loss of $0.4 million and a loss of $7.7 million on an identified embedded derivative for the nine-month period ended September 30, 2012 and September 30, 2011, respectively.

7	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
Net income attributable to equity holders	1,341,360	931,583
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.14	0.79
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.27	1.58

(*) Each ADS equals two shares

7	Earnings and dividends per share (Cont.)

On May 2, 2012 the Company’s shareholders approved an annual dividend in the amount of  $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	4,053,653	3,780,580
Currency translation adjustment	(26,598)	(150,383)
Additions	556,400	645,751
Disposals	(7,038)	(3,339)
Increase due to business combinations	6,285	-
Transfers	1,501	(192)
Depreciation charge	(256,713)	(242,777)
At September 30,	4,327,490	4,029,640

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	3,375,930	3,581,816
Currency translation adjustment	(523)	(18,461)
Additions	31,490	28,179
Increase due to business combinations	1,128	-
Transfers	(1,501)	192
Amortization charge	(163,884)	(157,688)
At September 30,	3,242,640	3,434,038

10	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.

a)	Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately ARS 114 million (approximately $24.4 million) at September 30, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

10	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

b)	Collection of Court Judgment in Brazil

In August 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately                  Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right. While certain extraordinary appeals from the Brazilian government seeking to reverse the court judgment are still pending, Tenaris believes that the likelihood of a reversal is remote.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of September 30, 2012 the estimated aggregate amount of the contract at current prices is approximately $79 million.

•
A Tenaris company has renegotiated its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT) , under which the Tenaris company had originally committed to purchase steel bars, with deliveries starting in July 2007. The amended contract gives either party the right to terminate the agreement upon a 2 year- written notice. As of September 30, 2012 no significant commitment arises.

•
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $83 million.

Restrictions to the distribution of profits and payment of dividends

As of September 30, 2012, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	(Unaudited)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the nine month period ended September 30, 2012	22,704,134
Total equity in accordance with Luxembourg law	24,612,458

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital.
As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

10	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At September 30, 2012, distributable amount under Luxembourg law totals $23.3 billion, as detailed below.

(all amounts in thousands of U.S. dollars)	(Unaudited)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the nine month period ended September 30, 2012	(24,926)
Dividends paid	(295,134)
Retained earnings at September 30, 2012 under Luxembourg law	22,704,134
Share premium	609,733
Distributable amount at September 30, 2012 under Luxembourg law	23,313,867

11	Other acquisitions

Non controlling interests

During the nine-month period ended September 30, 2011, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On October 30,  2012,  Usiminas published its interim accounts as of and for the nine-months ended September 30, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to $4,943 million, $126 million and $8,295 million, respectively.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has not yet completed its purchase price allocation procedure, which will be finished and included in the year-end financial statements. Once the purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required. In addition to its net share of the losses ($4 million), during the nine-month period ended September 30, 2012, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $62 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in BRL and are calculated as provided by IAS 21. As a result of these losses, the Company’s participation in Usiminas as of September 30, 2012 amounted to $437.7 million. The Company has not yet completed any impairment test over its investment in Usiminas.

11	Other acquisitions (Cont.)

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, Tenaris launched the offer for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Between April 24 and May 11, 2012, Tenaris acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer.

On June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) and Confab became a wholly-owned subsidiary of Tenaris.

Tenaris total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combination

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), through the payment of a price of $21.4 million.

Net equity acquired amount to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.2 million). Had the transaction been consummated on January 1, 2012, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

12	Related party transactions

As of September 30, 2012:

•
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg  private limited liability company (Société à responsabilité limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

12	Related party transactions (Cont.)

At September 30, 2012, the closing price of the Ternium’s ADS as quoted on the New York Stock Exchange was $19.62 per ADS, giving Tenaris’s ownership stake a market value of approximately $450.7  million. At September 30, 2012, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $645.8 million.

Transactions and balances disclosed as “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

(all amounts in thousands of U.S. dollars):	(Unaudited)
Nine-month period ended September 30, 2012	Associated (1)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	29,712	47,001	76,713
Sales of services	10,564	3,663	14,227
	40,276	50,664	90,940

(b) Purchases of goods and services
Purchases of goods	341,243	15,855	357,098
Purchases of services	81,255	69,499	150,754
	422,498	85,354	507,852

(Unaudited)
Nine-month period ended September 30, 2011	Associated (2)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	29,361	78,916	108,277
Sales of services	11,104	3,527	14,631
	40,465	82,443	122,908

(b) Purchases of goods and services
Purchases of goods	108,814	16,201	125,015
Purchases of services	65,604	90,562	156,166
	174,418	106,763	281,181

(Unaudited)
At September 30, 2012	Associated (1)	Other	Total
Period-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	52,620	15,205	67,825
Payables to related parties	(76,037)	(11,127)	(87,164)
	(23,417)	4,078	(19,339)

(b) Financial debt
Borrowings	(4,673)	(2,149)	(6,822)

At December 31, 2011	Associated (2)	Other	Total
Year-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	40,305	11,352	51,657
Payables to related parties	(38,129)	(6,983)	(45,112)
	2,176	4,369	6,545

(b) Financial debt
Borrowings	(8,650)	(1,851)	(10,501)

12	Related party transactions (Cont.)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”), Techinst S.A.(“ Techinst”), Arhsa S.A. (“Arhsa”), Hydril Jindal International Private Ltd (“Hydril Jindal”) and Usiminas.

(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm and Hydril Jindal.

13	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, given the absence of progress in the discussions on compensation since the expropriation of Tavsa and Comsigua, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their respective investments in the above mentioned companies.

13	Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of September 30, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

14	Subsequent event

Interim dividend payment

On November 7, 2012, the company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2012 with an ex-dividend date of  November 19, 2012.

Ricardo Soler
Chief Financial Officer